Item 77L

New Accounting Pronouncement

In April 2009, FASB issued FASB Staff Position FSP FAS 1574 which amends FASB Statement No. 157, Fair Value Measurements, and is effective for interim and annual periods ending after June 15, 2009. FSP FAS 1574 provides additional guidance when the volume and level of activity for the asset or liability measured at fair value has significantly decreased. Additionally, FSP FAS 1574 expands disclosure by reporting entities with respect to categories of assets and liabilities carried at fair value. Putnam Management believes applying the provisions of FSP FAS 1574 will not have a material impact on the funds financial statements.